METZGER & McDONALD PLLC
(formerly Prager, Metzger & Kroemer PLLC)
a professional limited liability company
attorneys, mediators & counselors

Steven C. Metzger	2626 Cole Avenue, Suite 900
Direct Dial 214-740-5030	Dallas, Texas 75204-1083	Facsimile 214-523-3838
smetzger@pmklaw.com	214-969-7600	214-969-7635
www.pmklaw.com

June 3, 2005

The Securities and Exchange Commission
450 Fifth Street, N.W.
Judiciary Plaza
Washington, D.C. 20549-1004

Attn:	Steven Jacobs, Accounting Branch Chief
Rachel Zablow, Staff Accountant
Division of Corporation Finance
Mail Stop 4561

	Re:	Income Opportunity Realty Investors, Inc. (Commission File No. 001-14784; CIK No. 0000949961) — Form 10-K for the fiscal year ended December 31, 2004

Ladies and Gentlemen:

     On behalf of Income Opportunity Realty Investors, Inc., a Nevada corporation (“IOT”), this letter is being filed as a supplemental letter uploaded on the EDGAR system on behalf of IOT in response to a letter of comments of the Staff of the Securities and Exchange Commission dated May 18, 2005. Schedule 1 annexed to this letter contains the responses to the comments of the Staff. In each instance on such Schedule, for convenience, each comment of the Staff is repeated, followed in each instance by the applicable response to such comment or explanation. Also included in each response, where appropriate, is a letter/page reference to the text of the applicable document or instrument referred to in the comment.

     This letter and Schedule 1 are being filed under the EDGAR system in direct response to the comments of the Staff. If you would like to discuss any item concerning the referenced matter or included in this letter or Schedule 1, please do not hesitate to contact the undersigned at any time at 214-740-5030 direct.

Very truly yours,
/s/ Steven C. Metzger

Steven C. Metzger

SCM:ag
Enclosures

The Securities and Exchange Commission
Attn:	Steven Jacobs, Accounting Branch Chief
Rachel Zablow, Staff Accountant
June 3, 2005
Page 2

cc:	R. Neil Crouch, Executive Vice President
and Chief Financial Officer
Peter Wang, Controller Income Opportunity Realty Investors, Inc.

SCHEDULE 1

Response to Comments of the Staff of
The Securities and Exchange Commission
by letter dated May 18, 2005 with respect to
Form 10-K for the year ended December 31, 2004 of
Income Opportunity Realty Investors, Inc.
Commission File No. 001-14784

     The following information is intended to provide a further response to comments of the Staff of the Securities and Exchange Commission rendered by letter dated May 18, 2005, with respect to the Form 10-K Annual Report to the Securities and Exchange Commission for the fiscal year ended December 31, 2004 of Income Opportunity Realty Investors, Inc. For convenience, each comment of the Staff is restated below, with our response noted immediately following the comment. Also included in such response is a letter/page reference to the text in the Form 10-K for the fiscal year ended December 31, 2004 (which was filed March 31, 2005), as applicable, and/or a reference to the date of supplemental information provided to the Staff, including supplemental information provided by letter dated May 6, 2005 (the “First Supplemental Response”).

Consolidated Financial Statements

Note 5 — Notes and Interest Payable, page 45

     Comment/Observation No. 1. We have read your response to our comment. With respect to the returns to Metra partners from property operations and sales pursuant to paragraph 28 of SFAS 66, supplementally advise us how these returns represent a guaranty of the Registrant, as seller, on the Metra Capital investment. In that regard, clarify the party responsible for payment of the distributions to Metra partners and the consequence, should cash flows from operations and property sales not be sufficient to provide the Metra partners with a 15% cumulative compound annual return. Finally, quantify the total distributions paid to Metra Capital partners as a return on investment through December 31, 2004, and tell us how the distributions were accounted for in your financial statements, as well as the financial statement line items affected.

     Response to Comment/Observation No. 1. Income Opportunity Realty Investors, Inc. (the “Company” or “IOT”) guaranteed that the acquiring partnerships controlled by Metra Capital, LLC (“Metra”) would receive a 15% cumulative compound annual return on their investments. The 15% cumulative compound annual return (i.e., the “Preferential Return”) was to be paid from the property excess cash flow, and if cash flow was insufficient to cover the full amount of the Preferential Return, the difference would accrue until the underlying property was sold to an independent third party; the investors would receive the funds first to make up the Preferential Return at the rate of 15% compounded annually on the property prior to a return of 25% of the sales cash flow and any required preferred interest redemption. Exhibit “1” annexed hereto sets forth a schedule of the Preferential Return on the properties through December 31, 2004. The amounts set forth on Exhibit “1” cover from inception of the arrangement through December 31, 2004, and distributions have been accrued as a receivable from Metra. IOT also had (and has) a right to approve the price of any sale by the partnership of the properties. When each underlying property is ultimately sold, the

Schedule 1 - Page 1

receivable is to be expensed as an additional cost at closing, reducing the gain on ultimate sale. This concept affects accounts receivable and gains on sale in the financial statements.

     Paragraph 28 of SFAS 66, which is set forth under the subcaption of “Continuing Involvement without Transfer Risks and Rewards” utilizes a statement that the seller guarantees the return of the buyer’s investment or a return on that investment for a limited or extended period. For example, the seller guarantees cash flows, subsidies or net tax benefits. If the seller guarantees return of the buyer’s investment or if the seller guarantees a return on the investment for an extended period, the transaction shall be accounted for as a financing, leasing or profit-sharing arrangement. See paragraph 28 of SFAS 66.

     Comment/Observation No. 2. Further to our previous comment, it is unclear how you have considered paragraph 33 in accounting for this transaction. Supplementally advise us how the Registrant, as seller, is able to exert control over Metra Capital. In addition, clarify whether your Preferred Stock of Innovo represents an equity interest in Metra Capital, and how this precludes you from recognizing profit on the transaction. Refer to paragraph 34 of SFAS 66.

     Response to Comment/Observation No. 2. Once a determination has been made under paragraph 28 of SFAS to treat the transaction as a financing transaction, it is not necessary to consider paragraph 33 of SFAS 66, which provides that “the seller has made a partial sale” if the seller retains an equity interest in the property or has an equity interest in the buyer. However, properties sold to the partnerships that were owned by Metra and Innovo Realty, Inc., a subsidiary of Innovo Group, Inc. (“Innovo”), which was a limited partner in all of the partnerships that purchased the properties, the Company was at the time of the transaction an “affiliate” of Metra. Joseph Mizrachi was a director of American Realty Investors, Inc. (“ARI”), which in-turn owned at that time 46.91% of the issued and outstanding Common Stock of the Company. Joseph Mizrachi was a principal of Metra and owned 11.67% of Innovo at the time. In addition, the Preferred Stock interest of Innovo is an equity interest in the acquiring partnerships. The Registrant is precluded from recognizing a profit on the transaction due to the uncertainty of the timing and amount of any redemption of the Preferred Stock interest after required distributions are made to Metra.

     Paragraph 34 of SFAS 66 provides, inter alia, that if the buyer is not independent of the seller (for example, if the seller holds or acquires an equity interest in the buyer), the seller should recognize the part of the profit proportionate to the outside interest in the buyer at the date of sale. However, if the seller controls the buyer, no profit on the sale shall be recognized until it is realized from transactions with outside third parties through sale or operations of the property. In this instance, not only does the seller hold an equity interest in the buyer, but the seller controls the buyer and controls the ultimate price at which the property may be sold as the partnership agreements require the Company to approve the price of ultimate sale of the property to independent third parties.

Schedule 1 - Page 2

INCOME OPPORTUNITY REALTY INVESTORS, INC.
15% Return on Capital to Metra (Monthly Accrual)
(5/2003 – 12/2004)

2002
7	GL	7/15 15 % RETURN	18,330.36
8	GL	8/19 15 % RETURN	17,753.98
9	GL	15 % RETURN 9/18	17,753.98
10	GL	15 % RETURN 10/11	17,283.40
11	GL	11/02 15 % RETURN	18,205.30
12	GL	12/02 15 % RETURN	18,205.30

		2002 Total	107,532.32

2003
1	GL	1/03 15 % RETURN	18,032.87
2	GL	15 % RETURN	19,467.74
3	GL	15 % RETURN	16,649.50
4	GL	15 % RETURN	18,898.26
5	GL	15 % RETURN	16,236.36
6	GL	15 % RETURN	17,537.62
7	GL	15 % RETURN	17,537.59
8	GL	15 % RETURN	17,537.58
9	GL	15 % RETURN	17,383.02
10	GL	15 % RETURN	17,537.62
11	GL	15 % RETURN	17,093.56
12	GL	15 % RETURN	17,685.63

		2003 Total	211,597.35

2004
1	GL	15 % RETURN	17,537.62
2	GL	15 % RETURN	17,537.62
3	GL	15 % RETURN	17,537.62
4	GL	15 % RETURN	16,591.26
5	GL	15 % RETURN	16,171.17
6	GL	15 % RETURN	16,311.21
7	GL	15 % RETURN	14,161.16
8	GL	15 % RETURN	13,545.75
9	GL	15 % RETURN	13,545.75
10	GL	15 % RETURN	13,545.75
11	GL	15 % RETURN	13,545.75
12	GL	15 % RETURN	13,545.75

		2004 Total	183,576.41

		Grand Total	502,706.08

Exhibit“1”